[Foothills Resources, Inc. Letterhead]

December 14, 2006

VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re: Foothills Resources, Inc.
Registration Statement on Form SB-2
Filed October 10, 2006
File No. 333-137925

Dear Mr. Schwall:

We are writing in response to your letter dated November 9, 2006, regarding the Registration Statement on Form SB-2 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2006, File Number 333-137925 (the “Registration Statement”). This letter accompanies Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Registration Statement where the corresponding revisions to the Registration Statement may be found.

Management’s Plan of Operation, page 55

Hedging Transactions, page 56

1.
As you are contractually obligated to hedge a significant portion of oil and gas production, please revise your disclosures to provide the information required by SFAS 133 and related interpretive guidance.

In addition, please disclose if applicable, to what extent J. Aron & Company is the counterparty to the hedges you have entered into, and whether the terms of any such transactions are at least as favorable as they would be with a non-related party.

RESPONSE: The Company has revised the disclosures on pages 8 and 56 of the Amended Registration Statement, to provide the information required by SFAS 133 and to disclose that J. Aron & Company is the counterparty to the petroleum swap agreement and that the Company believes that the terms of its agreement with J. Aron & Company are at least as favorable as the terms the Company could obtain from a non-related party.

Mr. Roger Schwall
Securities and Exchange Commission
December 14, 2006

Certain Relationships and Related Transactions, page 71

2.
You explain that Christopher P. Moyes is the beneficial owner of 6.8% of your common stock as of October 6, 2006. Please revise your disclosure to reconcile this amount to the 7.3% beneficial ownership indicated in the Beneficial Owners’ table on page 67.

RESPONSE: The disclosure on page 71 of the Amended Registration Statement has been revised to reflect that, as of December 12, 2006, Mr. Moyes was the beneficial owner of 7.3% of the Company’s common stock, determined in accordance with Rule 13d-3.

Description of Securities, page 74

3.	Revise your disclosures to provide the material terms of your registration rights agreements, as required by SFAS 129.

RESPONSE: The disclosure on page 76 of the Amended Registration Statement has been revised to include the material terms of the Company’s registration rights agreements. The Company is party to three registration rights agreements: (i) the registration rights agreement executed as of April 6, 2006 with investors in the Company’s April, 2006 private offering of securities, (ii) the registration rights agreement executed as of September 8, 2006 with investors in the Company’s September, 2006 private offering of securities, and (iii) the registration rights agreement executed as of September 8, 2006 with TARH E&P Holdings, L.P. (“TARH”), obligating the Company to register the 1,605,345 shares of common stock issued to TARH as consideration for the Company’s acquisition of assets from TARH.

Experts, page78

4.	Please revise your disclosure to remove the reference to the audit of the financial statements for the year ended December 31, 2004.

RESPONSE: The disclosure on page 78 of the Amended Registration Statement has been revised to remove the reference to the audit of the financial statements for the year ended December 31, 2004.

Financial Statements, Page F-1

5.
Please provide the historical financial statements of the TARH properties you acquired in September 2006, as required by Item 310 of Regulation S-B. Please note that this registration statement will not be declared effective prior to you filing such financial statements. We may have further comments on such financial statements once they are filed.

RESPONSE: The historical financial statements of the TARH properties were filed with the Commission on November 24, 2006 in Amendment No. 1 to the Current Report on Form 8-K/A, originally filed on September 11, 2006 (the “Amended Current Report”). The financial statements filed in the Amended Current Report included the Financial Statements of Assets Acquired from TARH, with a Report of Independent Accounting Firm, for the Six Months Ended June 30, 2006 and 2005, and the Years Ended December 31, 2005 and 2004. In addition, the Amended Current Report contained the Pro Forma Financial Statements of Foothills Resources, Inc. as of June 30, 2006 and for the Six Months Ended June 30, 2006.

Mr. Roger Schwall
Securities and Exchange Commission
December 14, 2006

The above-described financial statements have also been filed with the Amended Registration Statement. They are included on pages F-21 to F-23 of the Amended Registration Statement.

6.	Please monitor your need to update your historical financial statements to comply with the guidance in Item 310 of Regulation S-B.

RESPONSE: In addition to the financial statements referenced in our response to Comment 5, above, the Company has updated the financial statements in the Amended Registration Statement to include the Company’s historical financial statements for the third quarter of fiscal year 2006, initially filed with the Commission on November 17, 2006 in the Company’s Quarterly Report on Form 10-QSB. The third quarter financial statements are included on pages F-2 to F-12 of the Amended Registration Statement.

Consolidated Statement of Stockholders’ Deficit, page F-5

7.	Revise your statement to provide a line item for the inception date, in order to clearly show that the information provided is for the inception to date period.

RESPONSE: The Company has revised its Consolidated Statement of Stockholders’ Deficit, to provide a line item for the inception date in the Amended Registration Statement. The Company also added this line item to its Consolidated Statement of Stockholders’ Deficit in the Company’s Quarterly Report on Form 10-QSB, filed with the Commission on November 17, 2006. The Consolidated Statement of Stockholders’ Deficit is included on page F-6 of the Amended Registration Statement.

Engineering Comments

Business, page 57

Texas, Page 58

8.
We note your acquisition of “four oilfields in southeastern Texas”. If you plan to disclose proved oil and gas reserves in a subsequent amendment, please submit to us the petroleum engineering reports - in hard copy and electronic (PDF/spreadsheet) format - you will use as the basis for such disclosures. We may have additional comments upon completion of our review.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

RESPONSE: The Company is not providing any disclosure related to proved oil and gas reserves in the Amended Registration Statement, as the Company does not yet have sufficient information to form the basis of such disclosure. If the Company discloses this information in a subsequent amendment to the Amended Registration Statement, we will provide the petroleum engineering reports to Mr. Winfrey as requested.

9.
Here you state, “These interests represent working interests ranging from 95% to 100% in the four fields, which contain more than 30 productive reservoirs between 800 feet and 4,500 feet”. Please amend your document to support this statement with reliable technical evidence. You may contact us for assistance in this or any other matter.

Mr. Roger Schwall
Securities and Exchange Commission
December 14, 2006

RESPONSE: The Company has removed the statement regarding its working interests in the four fields, and the number and depth of the productive reservoirs. The Company determined that such disclosure was not necessary in the Amended Registration Statement. The sentence now reads: “These interests represent working interests ranging from 95% to 100% in the four fields.”

Oklahoma, page 58

10.
We note your statement, “However, much promise remains in the deeper portion of the basin that is characterized by stratigraphic traps in the Pennsylvanian Morrow formation and structural traps in the Ordovician Hunton formation, two of the formations targeted by the Company.” Please amend your document to balance this with the facts that, for these deeper formations, the drilling is more expensive and 3-D seismic data is less reliable.

RESPONSE: The Company has revised its disclosure on page 58 of the Amended Registration Statement, as requested. The sentence now reads:

“We believe that much promise remains in the deeper portion of the basin that is characterized by stratigraphic traps in the Pennsylvanian Morrow formation and structural traps in the Ordovician Hunton formation, two of the formations targeted by the Company. However, to produce oil and natural gas from these deeper formations, drilling is more expensive and the 3-D seismic data is less reliable than drilling costs and 3-D seismic data in the shallow shelf portion of the basin.”

Project Status, page 59

11.
We note your statement, “Shallow proved producing, proved undeveloped, and probable reserves overlie additional deeper potential, defining a project that will involve drilling between 3,000 and 10,500 feet.” Please amend your document to support this statement with reliable technical evidence and address the extent of your ownership therein. Be advised that Instruction 5 to Item 102 of Regulation S-K generally prohibits the disclosure of unproved reserves in any document publicly filed with the Commission.

RESPONSE: The Company has determined that the above-referenced disclosure is not necessary in the Amended Registration Statement and therefore has removed the statement on page 59 regarding the project involving drilling at between 3,000 and 15,000 feet at the site.

Texas Properties, page 60

12.
We note your statement, “In addition, the seismic surveys in these areas show a strong gas signature over gas reservoirs, a Direct Hydrocarbon Indicator (“DHI”). This “DHI” effect directly contributed to the discovery of two nearby natural gas fields from the Vicksburg reservoirs.” Please amend your document to balance this with the fact that this seismic DHI cannot reliably identify reservoirs that are economically productive of hydrocarbons.

RESPONSE: The Company has revised its disclosure on page 60 of the Amended Registration Statement, as requested. We added the following sentence after the sentence cited by the Commission above: “However, a seismic DHI signature cannot reliably identify reservoirs that are economically productive of hydrocarbons.”

Mr. Roger Schwall
Securities and Exchange Commission
December 14, 2006

13.
We note your statement, “To date, the Hematite Field, which is located immediately adjacent to the Goose Creek East Field, has produced 22 billion cubic feet of gas equivalent (“bcfe”) from eight wells and the Eagle Bay Field has produced 156 bcfe from 15 wells.” Please amend your document to disclose your ownership, if any, in the Hematite and Eagle Bay fields.

RESPONSE: The Company has revised its disclosure on page 60 of the Amended Registration Statement, and has removed the discussion of the Hematite Field and the Eagle Bay Field. The Company determined that disclosure related to the Hematite Field and the Eagle Bay Field was not necessary in the Amended Registration Statement.

* * *

We believe our responses contained herein adequately address your questions. Please feel free to call me at (661) 716-1320 or our counsel, Tom Horenkamp at (312) 849-8184, if you require additional information or clarification of our responses.

Sincerely,

/s/ W. Kirk Bosché
Mr. W. Kirk Bosché
Chief Financial Officer

cc:	Mark Wojciechowski, Securities and Exchange Commission
Ronald Winfrey, Securities and Exchange Commission
Carmen Moncada-Terry, Securities and Exchange Commission
Thomas Horenkamp, McGuireWoods LLP